02019539

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

VP 3-21-02

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 71

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 19 2002

REPORT FOR THE PERIOD BEGINNING 01-01-2001 AND ENDING 12-31-2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RICHARDS MERRILL & PETERSON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
US BANK BUILDING ONE SKYWALK
422 WEST RIVERSIDE AVE.
(No. and Street)

SPOKANE (City) WASHINGTON (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM MCDONALD 509.624.3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEMASTER & DANIELS PLLC
(Name – *if individual, state last, first, middle name*)

601 WEST RIVERSIDE #700 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/02

OATH OR AFFIRMATION

I, STEVEN R. LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARDS MERRILL & PETERSON INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven R. Larson
Signature

PRESIDENT
Title

Tom McDonald
Notary Public

TOM McDONALD NOTARY EXP. 9/20/03 PUBLIC SPOKANE COUNTY, WASHINGTON

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) STATEMENT OF RECONCILIATION 15C3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LE MASTER &
DANIELS PLLC

SPOKANE
SPOKANE VALLEY
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
PULLMAN
QUINCY
TRI-CITIES
YAKIMA
NORTH IDAHO
WALLA WALLA
WENATCHEE

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF McGLADREY NETWORK

Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

As part of our audit of your financial statements as of and for the year ended December 31, 2001, we are providing you the following information.

Pursuant to SEC Rule 17a-5(d)(4), a reconciliation is to be provided of the audited Computation of 15c3-3 Reserve Requirements and the broker-dealer's corresponding unaudited Part II, if material differences existed, or if no material differences existed, a statement so stating.

We hereby state that there were no material differences relating to the computations discussed above.

LeMaster & Daniels PLLC

Spokane, Washington
March 15, 2002